Mail Stop 4561

October 21, 2005

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

      Re: DealerTrack Holdings, Inc.
              Registration Statement on Form S-1
              Filed on October 12, 2005
              File No. 333-126944

Dear Mr. Jacobs:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1, as marked to show changes.

Form S-1/A

Notes to Unaudited Combined Condensed Pro Forma Statements of Operations, page 38

1.   We note that you provide pro forma, as adjusted information that gives effect to the offering and the related repayment of debt. However, it does not appear that you have adjusted the weighted average shares outstanding to include the shares that are associated with the offering proceeds that will be used for the debt repayment. Please revise your pro forma, as adjusted weighted average shares outstanding and the related earnings per share to reflect inclusion of these shares and add disclosure that clearly describes your calculations. Alternatively, explain to us why your current presentation is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 53

2.   We have read your response to prior comment numbers 9 and 10 and your
        supplemental response dated October 17, 2005. Please revise your disclosure to
        provide more specific information regarding the general characteristics of the
        comparable companies and the multiples used in your valuations.

3.   It is unclear to us why the 15% "IPO discount" applied in your May 2005
        valuation is appropriate. Please provide us with objective support for this
        discount and explain, in detail, how this discount is consistent with paragraph 57
        of the AICPA Guide. In addition, explain to us why the total discount (20%)
        applied in May is higher than the discount (5%) applied in the earlier January
        valuation and explain how that earlier valuation incorporated the concept of this
        "IPO discount."

Principal and Selling Stockholders, page 107

4.   Please refer to prior 13. Please revise footnote (2) to provide the similar
        disclosure, that is that this selling stockholder had no agreements, understandings
        or arrangements with any other persons, either directly or indirectly, to dispose of
        the securities being offered for its account, as provided in response to our prior
        comment for J.P. Morgan, Wells Fargo and ADP, Inc.

* * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this

request at least two business days in advance of the requested effective date.

You may contact Stathis Kouninis at (202) 551-3476 or Brad Skinner, Accounting Branch Chief, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile at (212) 751-4864
        Kirk A. Davenport, II, Esq.
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, NY 10022